Ms. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Tele Norte Leste Participações S.A. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 29, 2005
File No. 1-4487

Dear Mr. Spirgel,

Reference is made to your letter, dated August 18, 2005 (the “Comment Letter”), setting forth the comments of the Staff of the Division of Corporation Finance (the “Staff”) on the above referenced Form 20-F. As requested by the Staff’s Comment Letter, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the enclosed materials to the attention of:

Mr. Kevin Kelley

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Tel: 1 212-351-4022

Fax: 1 212 351-5322

Sincerely,

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ MARCOS GRODETZKY
Marcos Grodetzky
Chief Financial Officer

TELEMAR NORTE LESTE S.A. Rua Humberto de Campos, 425/8th andar 22430-190 - Rio de Janeiro – RJ Tel. (5521) 3131 1205 /Fax. (5521) 3131 1155 http://www.telemar.com.br